भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

SUPPL

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date : 02.01.2009

Ref. No.: CO/S&B/SKT/2009/ 3584

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 30
APPOINTMENT OF STATUTORY AUDITORS FOR YEAR 2008-2009

We enclose for your information a copy of our letter No. CO/S&B/SKT/2009/3547 dated 02.01.2009 addressed to The Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager

Encl. : a/a.

09045814

2009 APR -8 P 3:03

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Executive Director,
The Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

Date : 02.01.2009

Ref. No.: CO/S&B/SKT/2009/3547

FILE NO. 82.4524

Dear Sir/Madam,

LISTING AGREEMENT : CLAUSE 30
APPOINTMENT OF STATUTORY AUDITORS FOR THE YEAR 2008-2009

In terms of Clause 30(c) of the Listing Agreement, we advise that the Reserve Bank of India, vide its Notification No. DBS.ARS.No.7892/08.21.002/2008-2009 dated 26th December, 2008 have appointed the following 14 audit firms as Statutory Central Auditors for the Bank in terms of sub-section (1) of Section 41 of the State Bank of India Act, 1955, who shall hold office until the next Annual General Meeting of the Bank :

Sr. No.	Name of Auditor
1.	M/s.D.P.Sen & Co., Kolkata
2.	M/s.G.M.Kapadia & Co., Mumbai
3.	M/s.R.G.N. Price & Co., Chennai
4.	M/s. S.K.Mittal & Co., New Delhi
5.	M/s.Vardhaman & Co., Chennai
6.	M/s.V.K.Jindal & Co., Ranchi
7.	M/s. Jain Kapila Associates, Delhi
8.	M/s.A.K.Sabat & Co., Bhubaneswar
9.	M/s.Datta Singla & Co., Chandigarh
10.	M/s. Dutta Sarkar & Co., Kolkata
11.	M/s. Gupta & Shah, Kanpur
12.	M/s. Guha Nandi & Co., Kolkata
13.	M/s. A.R. Viswanathan & Co., Bangalore
14.	M/s. Chokshi & Chokshi, Mumbai

2. Out of the above 14 audit firms, the following firms have been newly appointed as Statutory Auditors for 2008-2009:

Sr. No.	Name of Auditor
1.	M/s. Gupta & Shah, Kanpur
2.	M/s. Guha Nandi & Co., Kolkata
3.	M/s. A.R. Viswanathan & Co., Bangalore
4.	M/s. Chokshi & Chokshi, Mumbai

Yours faithfully,

General Manager

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

FILE NO. 82-4524

Date: 10.01.2009

Ref. No.: CO/S&B/SKT/2009/ 3660

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

INFORMATION SUBMITTED UNDER RULE 14g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 35
SHAREHOLDING PATTERN AS ON 31st DECEMBER 2008

We enclose for your information a copy of our letter No.CO/S&B/SKT/2009/3635 dated 10.01.2009 addressed to The Bombay Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager

Encl. : a.a.

2009 APR -8 P 3:53

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

The Executive Director,
The Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 10.01.2009

Ref. No.: CO/S&B/SKT/2009/3635

FILE NO. 82.4524

Dear Sir,

LISTING AGREEMENT : CLAUSE 35
SHAREHOLDING PATTERN AS ON 31ST DECEMBER 2008

In terms of Clause 35 of the Listing Agreement, we enclose a copy of the shareholding pattern of the Bank as on 31st December 2008. We also enclose a soft copy of the same which is being e-mailed as well.

Yours faithfully,

General Manager

Encl. as above

Statement Showing Shareholding Pattern

	Name of the Company :	STATE BANK OF INDIA EQUITY				
	Scrip Code :	SE		As of	31-Dec-08	
Category code	Category of shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)
(A)	Shareholding of Promoter and Promoter Group[2]					
1	Indian					
(a)	Individuals/ Hindu Undivided Family	0	0	0	0.0000	0.0000
(b)	Central Government/ State Government(s)	1	377207200	377207200	62.1238	59.4139
(c)	Bodies Corporate	0	0	0	0.0000	0.0000
(d)	Financial Institutions/ Banks	0	0	0	0.0000	0.0000
(e)	Any Others(Specify)	0	0	0	0.0000	0.0000
					0.0000	0.0000
	Sub Total(A)(1)	1	377207200	377207200	62.1238	59.4139
2	Foreign					
a	Individuals (Non-Residents Individuals/ Foreign Individuals)	0	0	0	0.0000	0.0000
b	Bodies Corporate	0	0	0	0.0000	0.0000
c	Institutions	0	0	0	0.0000	0.0000
d	Any Others(Specify)	0	0	0	0.0000	0.0000
d-i						
d-ii						
	Sub Total(A)(2)	0	0	0	0.0000	0.0000
	Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2)	1	377207200	377207200	62.1238	59.4139
(B)	Public shareholding					
1	Institutions					
(a)	Mutual Funds/ UTI	311	38976183	38947203	6.4191	6.1391
(b)	Financial Institutions / Banks	96	18440240	18427000	3.0370	2.9045
(c)	Central Government/ State Government(s)	3	122428	470	0.0202	0.0193
(d)	Venture Capital Funds	0	0	0	0.0000	0.0000
(e)	Insurance Companies	13	36048310	36047060	5.9369	5.6780
(f)	Foreign Institutional Investors	454	66169927	66065252	10.8978	10.4224
(g)	Foreign Venture Capital Investors	0	0	0	0.0000	0.0000
(h)	Any Other (specify)	0	0	0	0.0000	0.0000
(h-i)						
(h-ii)						
	Sub-Total (B)(1)	877	159757088	159486985	26.3110	25.1633
B 2	Non-institutions					
(a)	Bodies Corporate	4654	28339401	28248905	4.6673	4.4637
(b)	Individuals					
I	Individuals -i. Individual shareholders holding nominal share capital up to Rs 1 lakh	736758	37843098	24209875	6.2325	5.9607
II	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh	53	2940657	2940657	0.4843	0.4632
(c)	Any Other (specify)	0	0	0	0.0000	

(c-i)	Non-Residents Indian	2777	312738	289835	0.0515	0.0493
(c-ii)	Trust	153	239480	206790	0.0394	0.0377
(c-iii)	OCB	4	1110	710	0.0002	0.0002
(c-iv)	Foreign National	2	225	225	0.0000	0.0000
(c-v)	Foreign Body Corporates	3	65364	65364	0.0108	0.0103
(c-vi)	Clearing Member.	638	479949	479949	0.0790	0.0756
	Sub-Total (B)(2)	**745042**	**70222022**	**56442310**	**11.5652**	**11.0607**
(B)	*Total Public Shareholding (B)= (B)(1)+(B)(2)*	**745919**	**229979110**	**215929295**	**37.8762**	**36.2240**
	TOTAL (A)+(B)	**745920**	**607186310**	**593136495**	**100.0000**	**95.6379**
(C)	Shares held by Custodians and against which Depository Receipts have been issued	1	27693912	27693912	XX	4.3621
	GRAND TOTAL (A)+(B)+(C)	**745921**	**634880222**	**620830407**	**XX**	**100.0000**

Datamatics Financial Services Limited

DFS LTD. MUMBAI

(I)(b) **Statement showing Shareholding of persons belonging to the category "Promoter and Promoter Group"**

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Share holding pattern Statement at para (I)(a) above}
1	PRESIDENT OF INDIA	377207200	59.4139
2			0.0000
3			0.0000
4			0.0000
5			0.0000
6			0.0000
7			0.0000
8			0.0000
9			0.0000
10			0.0000
11			0.0000
TOTAL		377207200	59.4139

(I)(c) **Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares**

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total
1	LIFE INSURANCE CORPORATION OF INDIA	29,094,996	4.5828
2	ORIENT GLOBAL CINNAMON CAPITAL LIMITED	10,765,367	1.6957
3	ICICI PRUDENTIAL LIFE INSURANCE COMPANY LTD	9,777,744	1.5401
4	THE CHILDREN'S INVESTMENT FUND MANAGEMENT (UK) LLP A/C TCI CYPRUS HOLDING LIMITED	8,875,998	1.3981
5	LIC OF INDIA MONEY PLUS	7,323,647	1.1535
TOTAL		65,837,752	10.3702

DFS LTD MUMBAI

(I)(d) **Statement showing details of lock in shares**

Sr. No.	Name of the shareholder	Number of locked-in shares	Locked-in shares as a percentage of total number of shares {i.e.,
1	N / A		0.00
2			0.00
3			0.00
4			0.00
5			0.00
6			0.00
7			0.00
8			0.00
9			0.00
			0.00
			0.00
TOTAL		**0**	**0.00**

(II)(a)	Statement showing details of Depository Receipts (DRs)			
Sr. No.	**Type of outstanding DR (ADRs, GDRs, SDRs, etc.)**	**Number of outstanding DRs**	**Number of shares underlying outstanding DRs**	**Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}**
1	GDR	13846956	27693912	4.3621
2				0.000
3				0.000
4				0.000
5				0.000
6				0.000
7				0.000
8				0.000
9				0.000
TOTAL		13846956	27693912	4.3621

(II)(b)	Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares			
Sr. No.	Name of the DR Holder	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	The Bank of New York	GDR	27693912	4.3621
TOTAL			27693912	4.3621

FILE NO. 32 4524

STATE BANK OF INDIA					
LSIT OF OCB AS ON 31/12/2008					
SRNO	DPID	CLID	NAME	SHARES	% TO CAPITAL
1	IN302470	10793810	YONKERS FINANCE CORPORATION LIMITED	600	0.0001
2		03081050	CGL HOLDINGS MAURITIUS LTD	350	0.0001
3	12012107	00015841	KHEDA INFIN AND MARKETING PVT LTD	110	0
4		03106131	TAKEOFF ENTERPRISES LTD (MAURITIUS)	50	0
			TOTAL	1110	0.0002

DFS LTD MUMBAI

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date : 12.01.2009
Ref. No.: CO/S&B/SKT/2009/ 3678

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
GENERAL MEETING OF SHAREHOLDERS OF THE BANK
FOR ELECTION OF ONE SHAREHOLDER DIRECTOR
DECLARATION OF RESULT

We enclose for your information a copy of our letter No.CO/S&B/SKT/2009/3670 dated 12.01.2009 addressed to The Bombay Stock Exchange Ltd., Mumbai, alongwith a copy of the Notice.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager

Encl. as above

2009 APR -8 P 3:03

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Executive Director,
The Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 12.01.2009

Ref. No.: CO/S&B/SKT/2009/3670

Dear Sir/Madam,

FILE NO. 82.4524

LISTING AGREEMENT : GENERAL MEETING OF SHAREHOLDERS FOR ELECTION OF ONE DIRECTOR HELD ON 12TH JANUARY 2009 DECLARATION OF RESULT

In terms of Clause 31(c) of the Listing Agreement, we advise that Shri D.Sundaram has been duly elected as Director under Section 19 (c) of the State Bank of India Act, 1955, on the Bank's Central Board at the General Meeting of the shareholders of the Bank held in the Bank's Auditorium, behind State Bank of India, Madame Cama Road Branch, State Bank Bhavan, Madame Cama Road, Mumbai – 400 021 (Maharasthra), on Monday, the 12th January 2009.

2. In this connection, in terms of Clause 31 (c) of the Listing Agreement, we enclose three copies of the Notice dated the 12th January 2009 issued by the Managing Directors & CCRO.

Yours faithfully,

General Manager

Encl. as above

FILE NO. 82.4524

STATE BANK OF INDIA

NOTICE

With reference to the Notice dated the 16th December, 2008 containing the names and addresses of the validly nominated candidates contesting for the election for the one vacancy of Director on the Central Board under Section 19 (c) of the State Bank of India Act, notice is hereby given that the following candidate has been duly declared elected as Director on the Bank's Central Board in the election held at the General Meeting of the Shareholders of the Bank on the 12th January 2009 in the Bank's Auditorium, behind State Bank of India, Madame Cama Road Branch, State Bank Bhavan, Madame Cama Road, Mumbai 400 021 (Maharashtra).

Shri D. Sundaram
21 B, Sterling Apartment,
Pedder Road
Mumbai - 400 026

(S.K.BHATTACHARYYA)
MANAGING DIRECTOR & CCRO

Central Office,
Madame Cama Road,
Mumbai - 400 021.

Dated : 12th January 2009.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date: 13th January 2009
Ref. No.: CO/S&B/SKT/2009/ 3699

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
SECRETARIAL AUDIT

We enclose for your information a copy of our letter No.CO/S&B/SKT/2009/3682 dated the 13th January 2009 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager
Encl. : a/a.

2009 APR -8 P 3:03
RECEIVED

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Executive Director,
The Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 13.01.2009

Ref. No.: CO/S&B/SKT/2009/3682

FILE NO. 82.4524

Dear Sir,

SECRETARIAL AUDIT

In terms of Securities Exchange Board of India (SEBI)'s letter No.SMD/Policy/25475/2002 dated the 31st December, 2002, we forward herewith a certificate dated 5th January 2009 issued by M/s Batliboi & Purohit., Chartered Accountants, for the quarter ended 31.12.2008, who have conducted Secretarial Audit of the Bank's capital and certified that:

i) Total number of shares held in NSDL, CDSL and in physical form are:

a) Total equity shares held in physical form	1,40,49,815
b) Total equity shares held in dematerialized form	62,08,30,407
Total	**63,48,80,222**

ii) The Register of Members (RoM) is updated.
iii) All demat requests received during the quarter have been processed within 21 days.

Yours faithfully,

General Manager
Encl. as above

BATLIBOI & PURCHIT

CHARTERED ACCOUNTANTS

STATE BANK OF INDIA FILE NO. 82.4521

SHARE COMPLIANCE AUDIT REPORT

We have checked the Equity Shares issued by State Bank of India held in physical and dematerialized form as at 31st December, 2008. The record of physical shares is maintained by the Registrar and Transfer Agent Datamatics Financial Software Services Limited and dematerialized shares data has been downloaded from CDSL and NSDL. The details as required by Regulation 55A of the SEBI (Depositories and Participants) Regulations, 1996 are provided as under:

1.	For the quarter ended	:	31st December, 2008
2.	ISIN	:	INE062 A01012
3.	Face Value	:	Rs. 10/-
4.	Name of the Company	:	State Bank of India
5.	Registered Office address	:	Corporate Centre, State Bank Bhavan, M.C. Road, Mumbai 400 021.
6.	Correspondence Address	:	Corporate Centre, State Bank Bhavan, M.C. Road, Mumbai 400 021.
7.	Telephone & Fax Nos.	:	22883888 / 22855348
8.	E-mail address	:	gm.snb@sbi.co.in
9.	Names of the Stock Exchange where the company's securities are listed.	:	BSE, NSE, Ahmedabad SE, Chennai SE, Kolkatta SE, Delhi SE
10.	Issued Capital	:	Number of shares : 63,48,80,222 % of total listed Capital : 100 %

FILE NO. 82.4524

11.	Listed Capital (Exchange-wise) (as per company records) **	:	Number of shares % of total listed Capital	: 63,48,80,222 : 100 %
12.	Held in dematerialized form in CDSL	:	Number of shares % of total listed Capital	: 41,33,84,776 : 65.11 %
13.	Held in dematerialized form in NSDL	:	Number of shares % of total listed Capital	: 20,74,45,631 : 32.68 %
14.	Physical	:	Number of shares % of total listed Capital	: 1,40,49,815 : 2.21%
15.	Total No. of shares (12 + 13 + 14)	:	63,48,80,222	
16.	Reasons for difference if any, between (10 & 11) – (10 & 16) (11 & 16)	:	Not Applicable	
18.	Certifying the details of changes in share capital during the quarter under consideration as per table below:			

Particulars	No. of Shares	Applied / Not applied for listing	Listed on stock Exchanges (specify names)	Whether intimated to CDSL	Whether intimated to NSDL	In Principal Approval pending for SE (Specify names)
Not Applicable						

*** Rights, Bonus, Preferential Issue, ESOPs , Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)

FILE NO. 82.4524

19	Register of members is updated (Yes / No). If yes updated upto which date	:	Yes. 31st December, 2008
20.	Reference of previous quarter with regards to excess Dematerialized Shares, if any	:	Nil
21	Has the company resolved the matter mentioned in point No. 19 above in the current quarter? If not, reason why?	:	Not applicable
22.	Mentioned the total no. of requests, if any, confirmed after 21 days and the total no. of requests ending beyond 21 days with the reasons for delay. Based on test check, we have observed that during this quarter all demat requests have been processed within 21 days.	:	Not applicable

Total No. of demat requests confirmed after 21 days	No. of requests	No. of Shares	Reasons for delay
Pending for more than 21 days	Not applicable	Not applicable	Not applicable

23.	Name, telephone & fax No. of the Compliance Officer of the Company	:	Mrs. Mrinal Shanker CGM Accounts & Compliance Tel. No. 22741450 / 22021392
24.	Name, address, Tel. & Fax No., Registration No. of the certifying CA/CS	:	M/s. Batliboi & Purohit, Chartered Accountants, National Insurance Bldg., 204, D.N. Road, Fort, Mumbai 400 001. 22077941 / 42 Fax No. 22074260 Reg. No. 101048 W

25.	Appointment of common agency for share registry work	:	Datamatics Financial Software Services Ltd., Plot No. A-16/17, Part B Cross Lane, MIDC Marol, Andheri (East), Mumbai 400 093.
26.	Any other details that the CA / CS may like to provide (eg. BIFR Company, delisting from SE	:	Nil

For Batliboi & Purohit,
Chartered Accountants,

(Parag Hangekar)
Partner
Membership No. 110096

Place : Mumbai
Dated : 05.01.2009

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date : 16.01.2009

Ref. No.: CO/S&B/SKT/2009/C-3714

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
UNAUDITED WORKING RESULTS FOR QUARTER ENDED ON 31st DECEMBER, 2008
CENTRAL BOARD'S MEETING ON 24th JANUARY 2009
NOTICE TO STOCK EXCHANGES : PRESS RELEASE

We enclose for your information a copy of our letter No.CO/S&B/SKT/2009/3712 dated January 16, 2009 addressed to The Bombay Stock Exchange, Mumbai.

2.Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager

Encl. as above

RECEIVED 2009 APR -8 P 3:23

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

The Executive Director,
The Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
27th Floor, Dalal Street,
Mumbai - 400 001

Date : 16-01-2009

Ref. No.:
CO/S&B/SKT/2009/3712

FILE NO. 82.4524

Dear Sir/Madam,

LISTING AGREEMENT
UNAUDITED WORKING RESULTS FOR QUARTER ENDED ON 31st DECEMBER , 2008
CENTRAL BOARD'S MEETING ON 24th JANUARY 2009
NOTICE TO STOCK EXCHANGES : PRESS RELEASE

In terms of Clause 41 of the Listing Agreement we advise that a meeting of the Bank's Central Board will be held on Saturday, 24th January 2009, to take on record the unaudited working results of the Bank for the quarter ended 31st December 2008. In terms of Clause 31(c) of the Listing Agreement, we also enclose for your information, three copies of the press release being issued in connection with convening of the meeting on Saturday, 24th January 2009.

Yours faithfully,

General Manager

Encl. as above

PRESS RELEASE

STATE BANK OF INDIA
CENTRAL OFFICE, MUMBAI 400 021.

FILE NO. 82.1524

A meeting of the Central Board of the Bank will be held on the 24th January 2009 at Mumbai to approve the working results of the Bank for the quarter ended 31st December 2008.

Mumbai
Date:

O. P. BHATT
CHAIRMAN

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date : 24.01.2009
Ref. No.: CO/S&B/SKT/2009/ 3814

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
REVIEWED (UNAUDITED) FINANCIAL RESULTS FOR THE QUARTER ENDED 31st DECEMBER 2008

We enclose for your information a copy of our letter No.CO/S&B/SKT/2009/3798 dated 24.01.2009 addressed to The Bombay Stock Exchange Ltd., Mumbai alongwith a copy of the reviewed (unaudited) financial results for the quarter ended 31st December 2008.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager

Encl. as above

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Executive Director,
The Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 24.01.2009

Ref. No.: CO/S&B/SKT/2009/3798

Dear Sir/Madam,

LISTING AGREEMENT
REVIEWED (UNAUDITED) FINANCIAL RESULTS FOR THE QUARTER ENDED 31st DECEMBER, 2008

In terms of Clause 41 of the Listing Agreement with the Exchange, we forward herewith a copy of the reviewed (unaudited) financial results of the Bank for the quarter ended 31st December 2008, approved by the Central Board of the Bank.

Yours faithfully,

General Manager

Encl. as above

UNAUDITED FINANCIAL RESULTS FOR THE PERIOD ENDED 31ST DECEMBER 2008

(Rs.in crores)

	Particulars*	State Bank of India					State Bank of India (Consolidated)				
		Quarter ended		9 Month ended		Year ended	Quarter ended		9 Month ended		Year ended
		31.12.2008 (Reviewed)	31.12.2007 (Reviewed)	31.12.2008 (Reviewed)	31.12.2007 (Reviewed)	31.03.2008 (Audited)	31.12.2008 (Reviewed)	31.12.2007 (Reviewed)	31.12.2008 (Reviewed)	31.12.2007 (Reviewed)	31.03.2008 (Audited)
1	Interest Earned (a) + (b) + (c) + (d)	18030.34	12666.82	47396.04	35373.58	48950.31	25494.55	18434.51	68286.68	51792.81	71495.82
	(a) Interest/discount on advances / bills	12836.62	9271.05	34332.68	25624.64	35228.11	18502.35	13611.15	50123.78	37858.26	51920.07
	(b) Income on Investments	4006.58	3271.10	11343.23	8732.40	11944.16	5632.25	4648.15	16148.10	12699.82	17406.32
	(c) Interest on balances with Reserve Bank of India and other inter bank funds	173.77	92.62	582.64	981.28	1200.08	282.59	154.04	827.25	1171.65	1442.55
	(d) Others	1013.37	32.05	1137.49	35.26	577.96	1077.36	21.17	1187.55	63.08	726.88
2	Other Income	3225.56	2697.18	7972.57	5877.73	8694.93	4823.59	5946.48	12862.36	12894.98	18722.99
3	TOTAL INCOME (1+2)	21255.90	15364.00	55368.61	41251.31	57645.24	30318.14	24380.99	81149.04	64687.79	90218.81
4	Interest Expended	12272.15	8410.46	31364.84	23152.94	31929.08	17443.78	12535.31	46003.07	34765.91	47944.04
5	Operating Expenses (i) + (ii)	4501.12	3293.54	11365.59	9363.20	12608.61	6433.73	6919.84	17833.42	17801.11	23943.23
	(i) Employee cost	3045.56	2194.69	7397.71	6216.27	7785.87	3779.20	2963.40	9646.99	8493.93	10457.51
	(ii) Other Operating Expenses	1455.56	1098.85	3967.88	3146.93	4822.74	2654.53	3956.43	8186.43	9307.18	13485.72
6	TOTAL EXPENDITURE (4) + (5) (excluding Provisions and Contingencies)	16773.27	11704.01	42730.43	32516.14	44537.69	23877.51	19455.15	63836.49	52567.02	71887.27
7	OPERATING PROFIT (3 - 6) (before Provisions and Contingencies)	4482.63	3659.99	12638.18	8735.17	13107.55	6440.63	4925.84	17312.55	12120.77	18331.54
8	Provisions (other than tax) and Contingencies (net of write-back)	196.83	804.43	2356.92	1049.51	2668.65	387.04	1131.64	4071.96	1852.64	4340.97
	--- of which provisions for Non-performing assets	515.07	444.12	1178.72	933.96	2000.94	670.22	678.00	1691.66	1595.26	2804.05
9	Exceptional Items								370.57		
10	Profit from Ordinary Activities before tax (7-8-9)	4285.79	2855.56	10281.26	7685.66	10438.90	6053.59	3794.20	12870.02	10268.13	13990.57
11	Tax expenses	1807.37	1046.92	3902.33	2839.79	3709.78	2339.93	1351.88	5018.29	3697.62	4777.73
12	Net Profit from Ordinary Activities after tax (10-11)	2478.42	1808.64	6378.93	4845.87	6729.12	3713.66	2442.32	7851.73	6570.51	9212.84
13	Extraordinary Items (net of tax expense)										
14	Net Profit for the period (12-13)	2478.42	1808.64	6378.93	4845.87	6729.12	3713.66	2442.32	7851.73	6570.51	9212.84
	Share of Minority						106.05	58.65	225.00	174.47	252.23
15	Net Profit after Minority interest						3607.61	2383.67	7626.73	6396.04	8960.61
16	Paid-up equity share capital (Face Value of Rs. 10 per share)	634.88	526.30	634.88	526.30	631.47	634.88	526.30	634.88	526.30	631.47
17	Reserves excluding Revaluation Reserves (as per balance sheet of previous accounting year)	48401.19	30772.26	48401.19	30772.26	48401.19	60604.91	41691.86	60604.91	41691.86	60604.91
18	Analytical Ratios										
	(i) Percentage of shares held by Government of India	59.41%	59.73%	59.41%	59.73%	59.73%	59.41%	59.73%	59.41%	59.73%	59.73%
	(ii) Capital Adequacy Ratio - Basel I	13.35%	12.28%	13.35%	12.28%	13.54%	[redacted]				13.49%
	- Basel II	13.72%		13.72%							
	(iii) Earnings Per Share (EPS) (in Rs.)										
	(a) Basic and diluted EPS before Extraordinary items (net of tax expense)	39.04	34.29	100.57 (not annualise	91.87 (not annualised)	126.62	56.85	45.19	120.25 (not annualised)	121.26 (not annualised)	168.61
	(b) Basic and diluted EPS after Extraordinary items	39.04	34.29	100.57 (not annualise	91.87 (not annualised)	126.60	56.85	45.19	120.25 (not annualised)	121.26 (not annualised)	168.61
	(iv) NPA Ratios										
	(a) Amount of gross non-performing assets	13314.43	11182.84	13314.43	11182.84	13599.49	[redacted]				
	(b) Amount of net non-performing assets	6863.98	5610.02	6863.98	5610.02	7424.34					
	(c) % of gross NPAs	2.61%	2.82%	2.61%	2.82%	3.21%					
	(d) % of net NPAs	1.36%	1.44%	1.36%	1.44%	1.78%					
	(v) Return on Assets (Annualised)	1.07%	1.06%	1.02%	1.00%	1.01%					
19	Public Shareholding										
	--- No. of shares	257673022	211959678	257673022	211959678	254263176					
	--- Percentage of Shareholding	40.59%	40.27%	40.59%	40.27%	40.27%					

FILE NO. 82.4524

		Particulars	Quarter ended		9 months ended		Year ended
			31.12.2008 (Reviewed)	31.12.2007 (Reviewed)	31.12.2008 (Reviewed)	31.12.2007 (Reviewed)	31.03.2008 (Audited)
1		**Segment Revenue (Income)**					
	a	Treasury	6004.12	3965.42	14647.51	9547.58	13982.33
	b	Corporate / Wholesale Banking	7376.92		16885.66		15662.77
	c	Retail Banking	7874.86	14345.12	23835.44	40103.34	27654.45
		Less Inter Segmental Revenue	0.00	2946.54	0.00	8399.61	
		Total	21255.90	15364.00	55368.61	41251.31	57299.55
2		**Segment Results (Profit before tax)**					
	a	Treasury	1476.38	775.04	768.20	1100.07	1230.76
	b	Corporate / Wholesale Banking	1538.30		4139.34		4961.26
	c	Retail Banking	1720.66	2584.75	6685.62	7892.50	5617.52
		Total	4735.34	3359.79	11593.16	8992.57	11809.54
		Add / (Less) : Unallocated	-449.56	-504.48	-1311.91	-1307.66	-1370.64
		Operating Profit	4285.79	2855.31	10281.26	7684.91	10438.90
		Less : Tax	1807.37	1046.67	3902.33	2839.04	3709.78
		Less : Extraordinary Profit / Loss					
		Net Profit	2478.42	1808.64	6378.93	4845.87	6729.12
3		**Capital Employed (Segment Assets - Segment Liabilities)**					
	a	Treasury	13166.77	3399.94	13166.77	3399.94	13166.77
	b	Corporate / Wholesale Banking	29478.56		29478.56		29478.56
	c	Retail Banking	6387.33	27898.62	6387.33	27898.62	6387.33
		Total	49032.66	31298.56	49032.66	31298.56	49032.66

(Segment Assets and Liabilities are as on 31st March of the previous year)

The above results have been approved by the Central Board of the Bank on the 24th January 2009 and were subjected to Review by the Auditors.

Date : 24.01.2009

R. SRIDHARAN
MD & GE (A&S)

S. K. BHATTACHARYYA
MD & CCRO

O. P. BHATT
Chairman

भारतीय स्टेट बैंक STATE BANK OF INDIA
वित्तीय रिपोर्टिंग एवं कर-निर्धारण विभाग
Financial Reporting & Taxation Dept.
CORPORATE CENTRE, MUMBAI
कॉरपोरेट केंद्र, मुंबई

FILE NO. 82.4524

Notes:

1. The working results for the period ended 31st December 2008 have been arrived at after considering provisions for NPAs, Bonus, Employees' Benefits, Investment Depreciation, Income Tax (after adjustment for deferred tax), Wealth Tax, Fringe Benefit Tax (FBT) and items other than advance related on an estimated basis.

2. During the period ended 31st December 2008, the Bank has made aggregate investments of Rs. 807 crore in its subsidiaries / associates for the purpose of funding their business growth. During the quarter, the Bank has approved a further infusion of capital of Rs. 125 crores in Global Trade Finance Limited and Rs. 66 crores in SBI Cards & Payments Services Ltd to meet the CRAR requirements. Of this, Rs. 36 crores has been infused in SBI Cards & Payments Services Ltd.

3. During the period, SBI has established a custodial services company namely SBI Custodial Services Pvt. Ltd., a wholly owned subsidiary with a capital of Rs. 13.76 crore. A joint venture agreement has been entered with Societe Generale, France, with the bank having 65% stake. RBI has approved the said joint venture and the bank is awaiting approval from SEBI. The paid up capital of this joint venture is envisaged at Rs. 80 crores.

4. During this quarter, the Bank's subsidiary, Indian Ocean International Bank (IOIB) amalgamated with SBI International (Mauritius) Ltd, another subsidiary of the Bank and the amalgamated entity's name has been changed to SBI (Mauritius) Ltd. and converted as a Public Limited Company from its erstwhile status as a Private Limited Company. The Scheme of Merger has been sanctioned by Bank of Mauritius from 1st April 2008, being the appointed date. Consequently, the Bank's stake in SBI (Mauritius) has reduced from a 98% holding (pre-merger) to 93.40% holding as at 31st December 2008 (post-merger).

5. The bank has signed a Joint Venture agreement during the quarter with Insurance Australia Group(IAG) for undertaking General Insurance business. The bank will hold 74% equity in the JV, while IAG will hold 26% equity. Regulatory approval from RBI and IRDA is awaited. No funding has been made by the Bank as on 31st December 2008.

6. The bank has signed a joint venture during the quarter with Macquarie Capital Group,Australia and IFC,Washington for setting up an Infrastructure fund of USD 3 billion for investing in various infrastructure projects in India in the ratio of 45:45:10. No funding has been made by the Bank as on 31st December 2008.

7. The bank has signed an MOU during the quarter with State General Reserve Fund (SGRF) of Oman, a Sovereign Fund of that country with an objective to set up a general fund to invest in various sectors in India.

8. The Boards of the Bank and SBI Capital Markets Ltd.(SBICAP) have approved takeover of SBICAP Securities Limited (SSL) by SBI as its subsidiary from SSL's holding company – SBICAP, subject to necessary regulatory approval.

9. As per the Agricultural Debt Waiver and Debt Relief Scheme 2008, the amount receivable from the Central Government on account of debt waiver is Rs. 5506 Crore and on account of debt relief is Rs. 322 Crore, which is treated as part of advances and other assets respectively in accordance with the scheme. For the Debt Waiver, the Government of India has agreed to provide interest on the amount receivable from it from the date of payment of the first instalment and accordingly no provision for loss of interest on present value terms has been made. Further, the first instalment of Rs. 2168 crores has been received on 24 December 2008. In respect of Debt Relief, the bank has made provision of Rs. 140 Crore towards present value of loss of interest on amount receivable from eligible farmers which is reversible to General Reserve upon complete settling of the account after receipt of claim

from the Government. Further, the bank has retained prudential provision of Rs. 400 Crore on non performing agricultural advances, which are rendered surplus on settlement of dues as per scheme. The figures of debt relief are subject to payment of dues by the farmers.

10. The Eighth Bipartite Settlement entered into by the Indian Bank's Association on behalf of the member Banks with the All India Unions of Workmen expired on 31st October 2007. Pending the execution of a new agreement, a provision of Rs. 1040 crores has been made during the period (aggregating to Rs. 1615 crores for the period November 2007 till December 2008) for the Bank's estimated liability in respect of wage revision.

11. Effective from 31st March, 2008, the Bank has changed its accounting policies in respect of :-
    - Recognition of dividend on shares of corporate bodies from realization basis to accrual basis where the right to receive the dividend is established.
    - Accounting of Mark-to-Market (MTM) gains / losses in case of forex OTC options, whereby the balance in premium received on options sold and premium paid on option bought have been considered to arrive at MTM value for forex OTC options.

    There is no material impact on net profit for the period due to these changes in accounting policies.

12. Effective from 31st March 2008, the Bank has reclassified its Primary Segments as Treasury, Corporate/Wholesale Banking and Retail Banking business in line with the directions issued by RBI. The Bank had been classifying the Banking and Treasury Operations as Primary Segments. In view of this, the Segment figures for the corresponding period of the previous year are not comparable.

13. Effective from 31st March 2008, the Bank has adopted AS 15 (Revised 2005) 'Employee Benefits'. The provisions for employee benefits for the current period are based on AS 15 (Revised 2005). Hence, the figures of corresponding period of previous year are not comparable.

14. Inter Office transactions between branches, controlling offices and local head offices and corporate centre establishment have been reconciled up to 31st March 2008. Further, pipeline transactions in respect of foreign exchange, gold, currency transactions and Government transactions are under reconciliation. Steps for adjustment/elimination of outstanding entries are in progress. These balances are subject to reconciliation; the ultimate effect of which is not expected to be material.

15. The Bank's Pension fund rules state that the Bank shall contribute 10% of salary to the Pension Fund. The Government of India has advised the Bank to contribute to the Pension Fund in accordance with fund's rules. However, in order to comply with Accounting Standard 15 (Revised 2005), and to make adequate prudential provisions in accordance with the actuarial valuations, the Bank has made an additional contribution of Rs. 1002 crore (Previous Period Rs. 793 crore) over and above 10% of salary as stipulated in Bank's Pension Fund Rules. The Bank has taken up the matter with Govt. of India for amendment of rules.

16. Number of Investors Complaints received and disposed of during the quarter ended 31st December 2008:
    (i) Pending at the beginning of the quarter – 05.
    (ii) Received during the quarter – 82.
    (iii) Disposed of during the quarter – 84 (iv) Lying unresolved at the end of the quarter – 03.

17. The figures of the current period include the working results of the branches of erstwhile State Bank of Saurashtra (SBS) for the period from 14th August 2008 consequent to merger of e-SBS with the Bank. Accordingly, the figures of the previous period are strictly not comparable.
18. Previous period figures have been regrouped/reclassified, wherever necessary, to conform to current period classification.

S. K. BHATTACHARYYA
Managing Director and CC & RO

R SRIDHARAN
Managing Director and GE(A&S)

O. P. BHATT
Chairman

In terms of our Review Report of even date

R G N Price & Co.,
Chartered Accountants

P.M.Veeramani
Partner : M.No.023933

S. K. Mittal & Co
Chartered Accountants

S. K. Mittal
Partner : M.No. 008506

Vardhaman & Co.,
Chartered Accountants

V. Baskaran
Partner : M.No. 012202

D. P. Sen & Co.,
Chartered Accountants

S. K. Biswas
Partner : M.No.062836

Jain Kapila Associates
Chartered Accountants

D. K. Kapila
Partner : M.No. 016905

Datta Singla & Co.,
Chartered Accountants

Ashish Bhardwaj
Partner : M.No. 501320

G M Kapadia & Co.,
Chartered Accountants

Rajen Ashar
Partner : M.No. 048243

A K Sabat & Co.,
Chartered Accountants

A . K. Sabat
Partner : M.No. 030310

Dutta Sarkar & Co.,
Chartered Accountants

B. K. Dutta
Partner : M.No. 016175

V K Jindal & Co.,
Chartered Accountants

V. K. Jindal
Partner : M.No. 070666

Guha Nandi & Co.
Chartered Accountants

Dr.B.K.Kundu
Partner : M.No. 0 51221

A R Viswanathan & Co
Chartered Accountants

A R Lakshminarayanan
Partner : M.No. 0 11820

Chokshi & Chokshi
Chartered Accountants

Kanu Chokshi
Partner : M No. 17085

Gupta & Shah
Chartered Accountants

Sharad Shah
Partner: M.No. 070601

Mumbai
24th January 2009.

State Bank of India
Financial Reporting & Taxation Dept.
Corporate Centre, Mumbai

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date : 24.01.2009

Ref. No.: CO/S&B/SKT/2009/ 3820

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT: CLAUSE 36

We enclose for your information a copy of our letter No.CO/S&B/SKT/2009/3808 dated 24.01.2009 addressed to The Bombay Stock Exchange Ltd., Mumbai.

2.Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager

Encl. as above

2009 APR -8 P 3:53

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Executive Director,
The Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 24.01.2009

Ref. No.: CO/S&B/SKT/2009/3808

Dear Sir/Madam,

LISTING AGREEMENT: CLAUSE 36
AMALGAMATION/MERGER OF SBI FACTORS & COMMERCIAL SERVICES PVT. LTD. (SBI FACTORS) WITH GLOBAL TRADE FINANCE LTD. (GTFL)

In terms of Clause 36 of the Listing Agreement, we advise that the Central Board of State Bank of India (SBI) and Boards of SBI Factors & Commercial Services Pvt. Ltd. (SBI Factors) and Global Trade Finance Ltd. (GTFL),(both Subsidiaries of SBI) have decided to amalgamate/ merge SBI Factors with GTFL, subject to necessary regulatory approvals.

2. Both these companies are in the business of factoring of receivables. SBI had acquired a majority shareholding in GTFL in March 2008 and at present holds 92.60% shares in GTFL . In SBI Factors, SBI and SBI group hold 64% & 70% shareholding respectively.

Yours faithfully,

General Manager

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date : 28.01.2009
Ref. No.: CO/S&B/SKT/2009/ 3869

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
COMMON CODE 6996167, ISIN -US 8565522039,
CINS - 856552203
LISTING AGREEMENT : LIMITED REVIEW REPORT OF UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED – 31ST DECEMBER 2008

We enclose for your information a copy of our letter No.CO/S&B/SKT/2009/3838 dated 28.01.2009, addressed to The Bombay Stock Exchange, Mumbai alongwith a copy of Limited Review Report for the quarter ended 31st December 2008, submitted by the Auditors.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

2009 APR -8 P 3:53

Yours faithfully,

General Manager

Encl. as above

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Executive Director,
The Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 28.01.2009

Ref. No.: CO/S&B/SKT/2009/3838

FILE NO. 82.4524

Dear Sir/Madam,

LISTING AGREEMENT : LIMITED REVIEW REPORT OF UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED – 31ST DECEMBER 2008

In terms of Clause 41 of the Listing Agreement, we forward herewith a copy of the Limited Review Report of unaudited financial results of the Bank for the quarter ended 31st December 2008, submitted by the Auditors.

2. Kindly acknowledge receipt.

Yours faithfully,

General Manager

Encl. as above

To
The Board of Directors,
State Bank of India,
State Bank Bhavan,
Madame Came Road,
Mumbai- 400021

FILE NO. 82.4524

LIMITED REVIEW REPORT OF UNAUDITED FINANCIAL RESULTS OF STATE BANK OF INDIA FOR THE PERIOD ENDED 31ST DECEMBER 2008

1. We, the undersigned Auditors, have reviewed the accompanying statement of unaudited financial results of State Bank of India for the period ended December 31, 2008. This statement is the responsibility of the Bank's Management and has been approved by the Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.

2 We conducted our review in accordance with the Standard on Review Engagement (SRE) 2400, engagements to Review Financial Statements issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to enquiries of Bank personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

3. The financial results incorporate the relevant returns of **42** branches reviewed by us, **60** branches reviewed by other Chartered Accountants as Concurrent Auditors of the Bank (including**17**Foreign Offices reviewed by local auditors specially appointed for this purpose) **311** branches(including 1 foreign office) reviewed by Bank's own officials acting as Concurrent Auditors, the returns of **357** branches certified by Branch Managers as per instructions of the Bank's Management, and un-reviewed returns in respect of **10744**branches. In the conduct of our review, in addition to **42** branches reviewed by us, we have relied on the review reports received from the Bank's Concurrent Auditors, local auditors of Foreign Offices and Branch Managers of domestic branches, aggregating to 728 branches / offices. Apart from these review reports, in the conduct of our review, we have also relied upon various returns received from the branches of the Bank. These review reports, including those of 357 branches returns certified by Branch Managers as per instructions of the Bank's Management, cover **61.23%** of the advances portfolio excluding outstanding of asset recovery branches and food credit advance of the bank. Further, this review also covers **53.89%** of Non Performing Advances (NPAs) as on December 31, 2008, including those certified at 357 branches by the Branch Managers as per instructions of the Bank's Management.

4. Based on our review conducted as above and subject to limitation in scope as mentioned in para 3 above, nothing has come to our attention that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance

FILE NO. 82.4524

with applicable accounting standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement, or that it has not been prepared in accordance with the relevant prudential norms issued by the Reserve Bank of India in respect of income recognition, asset classification, provisioning and other related matters.

R G N Price & Co.,
Chartered Accountants

P.M.Veeramani
Partner : M.No.023933

S. K. Mittal & Co
Chartered Accountants

S. K. Mittal
Partner : M.No. 008506

Vardhaman & Co.,
Chartered Accountants

V. Baskaran
Partner : M.No. 012202

D. P. Sen & Co.,
Chartered Accountants

Sudip Kumar Biswas

S. K.Biswas
Partner : M.No.062836

Jain Kapila Associates
Chartered Accountants

D. K. Kapila
Partner : M.No. 016905

Datta Singla & Co.,
Chartered Accountants

Ashish Bhardwaj
Partner : M.No. 501320

G M Kapadia & Co.,
Chartered Accountants

Rajen Ashar
Partner : M.No. 048243

A K Sabat & Co.,
Chartered Accountants

A. K. Sabat
Partner : M.No. 030310

Dutta Sarkar & Co.,
Chartered Accountants

B.K.Dutta
Partner : M.No. 016175

V K Jindal & Co.,
Chartered Accountants

V. K. Jindal
Partner : M.No. 070666

Guha Nandi & Co.
Chartered Accountants

Dr. B.S.Kundu
Partner : M.No. 051221

A R Viswanathan & Co
Chartered Accountants

A.R.Lakshminarayanan
Partner : M.No. 011820

Chokshi & Chokshi
Chartered Accountants

Kanu Chokshi
Partner : M No. 17085

Gupta & Shah
Chartered Accountants

Sharad Shah
Partner: M.No.070601

Mumbai
24th January 2009.